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                            August 20, 2021

       Claude Maraoui
       Chief Executive Officer, President and Director
       Journey Medical Corporation
       9237 E Via de Ventura Blvd., Suite 105
       Scottsdale, AZ 85258

                                                        Re: Journey Medical
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 22,
2021
                                                            CIK No. 0001867066

       Dear Mr. Maraoui:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted July 22, 2021

       Industry and Market Data, page ii

   1. We note your statements that certain data and beliefs and estimates based on third party data may not be
reliable and that you do not guaranty the accuracy or completeness of such information
included in the prospectus. Such statements may imply an inappropriate disclaimer with respect
to third-party information. Please revise to remove such
                                                        statements and any
implication that investors are not entitled to rely on the information included in the
prospectus.
 Claude Maraoui
FirstName LastNameClaude
Journey Medical CorporationMaraoui
Comapany
August 20, NameJourney
           2021         Medical Corporation
August
Page 2 20, 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2. We note your disclosure that you acquired an anti-itch product from a third party. Please identify the third party or tell us why this information is not material.
3. Please balance your Summary by providing enhanced discussion of the material risks to your business and this offering. In this regard, balance the discussion of your major marketed products with equally prominent disclosure regarding the current status of your intellectual property rights.
Risks Related to our Relationship with Fortress Biotech, Inc., page 4

4.       Please clarify whether the company will be a    controlled company
under the definition of
         the applicable listing exchange and provide applicable disclosure to the extent appropriate.
Implications of Being an Emerging Growth Company, page 5

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Our charter documents and Delaware law could discourage takeover attempts and other corporate governance changes., page 40

6. Please revise to break out under a separate heading your discussion of your exclusive forum provision and note the applicability of the provision to actions arising under the Securities Act or Exchange Act and any enforceability or other concerns associated therewith.
Use of Proceeds, page 46

7. We note your disclosure that you intend to use portions of the proceeds of this offering to:
         (i) pursue both development stage and commercial opportunities; (ii) the commercialization expenses related to existing products; (iii) the launch of new
         products; (iv) development costs associated DFD-29; (v) new development stage products; and (vi) pursue acquisition opportunities. Please specify what amounts will be allocated to each of these uses. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. For guidance, please refer to Item 504 of
         Regulation S-K.
8. To the extent you intend to use a portion of the net proceeds to repay debt, please revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K, or provide appropriate cross references.
 Claude Maraoui
FirstName LastNameClaude
Journey Medical CorporationMaraoui
Comapany
August 20, NameJourney
           2021         Medical Corporation
August
Page 3 20, 2021 Page 3
FirstName LastName
Capitalization , page 51

9.       Please address the following:
             Revise to place double lines under the cash amount to indicate that cash is not part of capitalization.
             Clarify how you determined the amount of total capitalization included at the bottom of the table. In this regard, we note it does not include the listed liabilities.
             We note the Convertible Class A Preferred Stock is presented under Stockholders
             Equity heading here on page 51, but on page F-21 you disclose that the Series A preferred issued in February 2021 will be accounted for as a liability. Please revise your presentation accordingly.
             Revise this section to address the equity issuance or cash payment to Dr. Reddy's
             Laboratories, Ltd. that would be triggered at the close of an initial public offering meeting the criteria you described on page F-22.
Business
Product Licensing Agreements and Acquisitions, page 68

10. Please revise your description of each agreement referenced in this section, as applicable, to disclose the duration and termination provisions and the royalty term and any royalty term expiration provisions.
11. We note your description of your DFD-29 agreement. Please revise to clarify what you
         mean by    lower double digits to the lower teen digits    so that
investors understand the
         potential range of royalty payments in a range not to exceed ten percent. If the range is more than ten percent, please provide a range within ten percent for each tier or disclose the number of tiers.
12. We note your description of the Targadox agreement. Please revise to clarify the material terms of the revenue sharing arrangement.
Intellectual Property, page 70

13. Please revise to disclose the type of patent protection granted, the expected expiration dates of your pending applications, and the applicable jurisdiction of your patents and pending applications.
Research and Development, page 70

14. We note your discussion on page 70 regarding the Phase II study. Please present the supporting data that you used to draw the conclusion that the study showed that DFD-29
         40mg had "statistical significance to both placebo and the active control," disclose the p-
         value used to measure statistical significance, and provide a brief explanation how p-
         values are used to measure statistical significance. Additionally, please revise to clarify whether you observed any serious adverse events that were related or possibly related to
         DFD-29.
 Claude Maraoui
FirstName LastNameClaude
Journey Medical CorporationMaraoui
Comapany
August 20, NameJourney
           2021         Medical Corporation
August
Page 4 20, 2021 Page 4
FirstName LastName
Executive Compensation, page 87

15. Please revise to include a third named executive officer if their compensation exceeded
         $100,000 in 2020. Refer to Item Item 402(m)(2) or Regulation S-K. CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS, page 94

16. Please provide a brief description of the material terms of your Shared Services
         Agreement.
Consolidated Financial Statements
Note 1. Organization and Plan of Business Operations, page F-7

17. Revise to disclose how expenses incurred by Fortress on behalf of Journey have been accounted for, including any expense allocations as well as any stock-based compensation related to Fortress equity instruments for employees that performed work on behalf of
         Journey.
Revenue Recognition , page F-8

18. We note that payment is due within months of when a customer is invoiced. Please revise your disclosure to provide more specificity with regard to significant payment terms.
         Refer to ASC 606-10-50-12.
19. We note you use an expected value method to estimate variable consideration and whether the transaction price is constrained. Please disclose information about the inputs and assumptions for determining the transaction price, etc., as set forth in ASC 606-10-50-20.
         Also refer to ASC 606-10-50-1 and 50-2.
20. Please provide a description of your coupons, price protection and consideration payable to the customer that is included in your contracts with customers, as required by ASC 606-
         10-50-12(d). Revise to separately quantify your rebates, sales discounts, and sales returns.
         To the extent you believe such deductions are not material for disclosure, provide us with amounts for the periods presented as part of your response. To the extent you experience significant out of period adjustments to any of these deductions, revise to provide a rollforward which separately quantifies such adjustments.
Intangible Assets, page F-9

21. Please revise to disclose your accounting policy related to potential milestone and royalty payments, etc., under your asset purchase agreements. For example, address when you will record potential payments and how you will account for the payments.
Note 7. Accrued Expenses, page F-14

22. Please clarify whether accrued coupon reserve is a contract liability under ASC 606-10-20 and, if so, provide the disclosures required by ASC 606-10-50-8(b). Claude Maraoui
Journey Medical Corporation
August 20, 2021
Page 5

       You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                       Sincerely,
FirstName LastNameClaude Maraoui
                                                       Division of Corporation
Finance
Comapany NameJourney Medical Corporation
                                                       Office of Life Sciences
August 20, 2021 Page 5
cc:       Mark F. McElreath, Esq.
FirstName LastName